EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE NINE MONTHS ENDED

                          September 30, 1999 AND 1998
                            EXHIBIT 99.1 (Continued)

                         PART I _ FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS
a)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                          CONSOLIDATED BALANCE SHEETS
                        (in thousands, except unit data)

                                                    September 30   December 31
                                                        1999          1998
                                                    (Unaudited)      (Note)
Assets
Cash and cash equivalents                           $  2,868      $   1,992
Receivables and deposits                               1,647          1,282
Restricted escrows                                       599            759
Other assets                                             681          1,262
  Investment in discontinued operations                  231             --
Investment properties:
Land                                                   8,290          9,237
Building and related personal property                84,279         95,236
                                                      92,569        104,473
Less accumulated depreciation                        (70,318)       (77,251)
                                                      22,251         27,222
                                                   $  28,277      $  32,517
Liabilities and Partners' Deficit
Liabilities
Accounts payable                                   $     239      $     353
Tenant security deposit liabilities                      463            573
Accrued property taxes                                   861            245
Other liabilities                                        379            590
Mortgage notes                                        22,632         22,855
Master loan and interest payable                     326,006        318,688
                                                     350,580        343,304
Partners' Deficit
General partner                                       (3,223)        (3,108)
Limited partners                                    (319,080)      (307,679)
                                                    (322,303)      (310,787)
                                                   $  28,277      $  32,517

Note: The balance sheet at December 31, 1998, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

          See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)
b)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                                 (in thousands)



                                           Three Months Ended     Nine Months Ended
                                             September 30,          September 30,
                                            1999        1998       1999       1998

Revenues:
Rental income                             $  4,458   $  4,411   $ 13,363   $ 13,049
Other income                                   292        404        966      1,114
Total revenues                               4,750      4,815     14,329     14,163
Expenses:
Operating                                    2,090      2,314      6,179      6,610
General and administrative                     166        133        453        454
Depreciation                                 1,197      1,155      3,538      3,418
Property taxes                                 296        277        917        867
Interest                                    10,466      9,449     31,460     28,615
Total expenses                              14,215     13,328     42,547     39,964

Loss before discontinued operations       $ (9,465)  $ (8,513)  $(28,218)  $(25,801)
(Loss) income from discontinued
  operations                                  (172)       129         12        357
Gain on sale of discontinued
  operations                                16,690         --     16,690        523
Net income (loss)                            7,053     (8,384)   (11,516)   (24,921)
Net income (loss) allocated
to general partner (1%)                   $     71   $    (84)  $   (115)  $   (249)
Net income (loss) allocated
to limited partners (99%)                    6,982     (8,300)   (11,401)   (24,672)
                                          $  7,053   $ (8,384)  $(11,516)  $(24,921)

          See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)
c)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                  (Unaudited)
                                 (in thousands)
             For the Nine Months Ended September 30, 1999 and 1998


                                     General        Limited
                                    Partners       Partners         Total

Partners' deficit at
December 31, 1997                   $ (2,775)     $(274,719)     $(277,494)

Distributions                             --            (27)           (27)

Net loss for the nine months
ended September 30, 1998                (249)       (24,672)       (24,921)

Partners' deficit
at September 30, 1998               $ (3,024)     $(299,418)     $(302,442)

Partners' deficit
at December 31, 1998                $ (3,108)     $(307,679)     $(310,787)

Net loss for the nine months
ended September 30, 1999                (115)       (11,401)       (11,516)

Partners' deficit at
September 30, 1999                  $ (3,223)     $(319,080)     $(322,303)

          See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)
d)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (in thousands)

                                                           Nine Months Ended
                                                             September 30,
                                                            1999        1998
Cash flows from operating activities:
Net loss                                                  $(11,516)    $(24,921)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization                                 3,598       4,118
Gain on sale of discontinued operations                     (16,690)       (523)
Loss on disposal of property                                    --           28
  Change in accounts:
Receivables and deposits                                      (602)        (706)
Other assets                                                   (91)          35
Investment in discontinued operations                         (814)          --
Accounts payable                                              (103)         (65)
Tenant security deposit liabilities                             42           (9)
Accrued property taxes                                         616          778
Other liabilities                                              (80)         (49)
Accrued interest on Master Loan                             27,471       23,568
Net cash provided by operating activities                    1,831        2,254
Cash flows from investing activities:
Property improvements and replacements                      (2,092)      (1,328)
Lease commissions paid                                          --          (54)
Net receipts from restricted escrows                           160          238
Proceeds from sale of investment property                   21,900        2,179
Net cash provided by investing activities                   19,968        1,035
Cash flows from financing activities:
Principal payments on Master Loan                          (20,153)      (2,481)
Principal payments on notes payable                           (223)        (207)
Distributions to partners                                       --          (27)
Net cash used in financing activities                      (20,376)      (2,715)
Net increase in cash and cash equivalents                    1,423          574
Cash and cash equivalents at beginning of period             1,445        1,439
Cash and cash equivalents at end of period                 $ 2,868     $  2,013
Supplemental disclosure of cash flow information:
Cash paid for interest                                     $ 3,930     $  4,990

          See Accompanying Notes to Consolidated Financial Statements

e)

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE A _ BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP" or the "Partnership") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. (the "General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1999, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1999.

Certain reclassifications have been made to the 1998 information to conform to the 1999 presentation.

Consolidation

As of December 31, 1998, CCEP owned a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. No minority interest liability was reflected, as of December 31, 1998, for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability existed with respect to CCEP. In May 1999, a limited partner in Western Can, Ltd. withdrew in connection with a settlement with CCEP pursuant to which the partner was paid $1,350,000 by CCEP. This settlement effectively terminated Western Can Ltd. as CCEP became the sole limited partner. Accordingly as of May 1999 CCEP completely owns 444 De Haro. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. In September 1999, 444 DeHaro was sold (see "Note C - Discontinued Segment").

NOTE B _ TRANSFER OF CONTROL

Pursuant to a series of transactions which closed on October 1, 1998 and February 26, 1999, Insignia Financial Group, Inc. and Insignia Properties Trust merged into Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust, with AIMCO being the surviving corporation (the "Insignia Merger"). As a result, AIMCO acquired 100% ownership interest in the General Partner. The General Partner does not believe that this transaction will have a material effect on the affairs and operations of the Partnership.

NOTE C - DISCONTINUED SEGMENT

In September 1999, 444 De Haro located in San Francisco, California was sold to an unaffiliated third party for approximately $23,250,000. In conjunction with the sale, a fee of approximately $698,000 was paid to the General Partner subsequent to the quarter ended September 30, 1999 in accordance with the Partnership Agreement. Such amount is included in investment in discontinued operations as of September 30, 1999. After payment of closing expenses and the fee to the General Partner, the net proceeds received by the Partnership were approximately $21,900,000. The sale of the property resulted in a gain on sale of discontinued operations of approximately $16,690,000 after writing off the undepreciated value of the property and CCEP's investment in Western Can, Ltd. (as discussed above). As required by the terms of the Master Loan Agreement (see "Note E"), the Partnership remitted $20,000,000 of the net sale proceeds to CCIP representing principal payments on the Master Loan, with the balance to be paid during the fourth quarter of 1999.

In April 1998, CCEP sold Northlake Quadrangle to an unrelated third party for a contract price of $2,325,000. The Partnership received net proceeds of approximately $2,106,000 after payment of closing costs. The proceeds were remitted to CCIP to pay down the Master Loan, as required by the Master Loan Agreement.

444 DeHaro was the only remaining property in the commercial segment of the Partnership. Due to the sale of this property, the net assets of 444 Deharo were classified as "Investment in Discontinued Operations" as of September 30, 1999, on the consolidated balance sheet. The results of operations of the property have been classified as "Income from Discontinued Operations" for the three and nine months ended September 30, 1999 and 1998, and the gain on sale of the property is reported as "Gain from sale of discontinued operations".

NOTE D _ RELATED PARTY TRANSACTIONS

The Partnership has no employees and is dependent on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for (i) certain payments to affiliates for services and (ii) reimbursement of certain expenses incurred by affiliates on behalf of the Partnership. The following payments were made to the General Partner and affiliates during the nine months ended September 30, 1999 and 1998:

                                                               1999      1998
                                                               (in thousands)

Property management fees (included in operating expenses) $ 725 $ 805 Investment advisory fees (included in general
  and administrative expense)                                    134       131
Reimbursement for services of affiliates (included in
 operating, general and administrative expenses,
 other assets and investment properties)                         279       274

During the nine months ended September 30, 1999 and 1998, affiliates of the General Partner were entitled to receive 5% of gross receipts from the Partnership's residential properties for providing property management services. The Partnership paid to such affiliates approximately $725,000 and $708,000 for the nine months ended September 30, 1999 and 1998, respectively. For the nine months ended September 30, 1998, affiliates of the General Partner were entitled to receive varying percentages of gross receipts from the Partnership's two commercial properties for providing property management services. The Partnership paid to such affiliates approximately $97,000 for the nine months ended September 30, 1998. Effective October 1, 1998 (the effective date of the Insignia Merger), these services for the commercial properties were provided by an unrelated party.

The Partnership is also subject to an Investment Advisory Agreement between the Partnership and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP's properties. The Partnership paid to such affiliates approximately $134,000 and $131,000 for the nine months ended September 30, 1999 and 1998, respectively.

An affiliate of the General Partner received reimbursement of accountable administrative expenses amounting to approximately $279,000 and $274,000 for the nine months ended September 30, 1999 and 1998, respectively. Included in these costs for the nine months ended September 30, 1999 and 1998 is approximately $21,000 and $28,000 in reimbursements for construction oversight costs and approximately $16,000 of lease commissions for the nine months September 30, 1998. There were no lease commissions paid to affiliates of the General Partner for the nine months ended September 30, 1999.

In May 1999, an affiliate of the General Partner loaned the Partnership $650,000 in order to facilitate the settlement with the 25% limited partner in Western Can, Ltd. (see "Note A"). In connection with this settlement, the limited partner in Western Can, Ltd. withdrew from the partnership and, as a result, effectively terminated Western Can, Ltd. as the Partnership became the sole limited partner. The note payable to the affiliate of the General Partner was repaid in September 1999.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the Master Loan Agreement (the "Master Loan"), which is described more fully in the 1998 annual report. Such interest payments totaled approximately $2,744,000 and $4,727,000 for the nine months ended September 30, 1999 and 1998, respectively. There were no advances during the nine months ended September 30, 1999 or 1998. During the nine months ended September 30, 1999 CCEP paid approximately $20,153,000 to CCIP as principal payments on the Master Loan. Approximately $153,000 was from cash received on certain investments by CCEP, which are required to be transferred to CCIP as per the Master Loan Agreement and the remaining $20,000,000 resulted from the receipt of net sale proceeds from 444 De Haro.

During the nine months ended September 30, 1998, CCEP paid approximately $2,481,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $79,000. Approximately $296,000 was due to excess cash flow payments paid to CCIP as stipulated by the Master Loan Agreement. Approximately $2,106,000 was due to receipt of sale proceeds from Northlake Quadrangle.

On June 18, 1999, AIMCO Properties, L.P., an affiliate of the General Partner, commenced a tender offer to purchase all of the total outstanding limited partnership interests in the Partnership for a purchase price of $300 per 1% limited partnership interest. The offer expired on July 30, 1999. However, no limited partnership interests were purchased pursuant to this tender offer. It is possible that AIMCO or its affiliate will make one or more additional offers to acquire limited partnership interests in the Partnership for cash or in exchange for units in the operating partnership of AIMCO.

NOTE E - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at September 30, 1999 and December 31, 1998, are approximately $326,006,000 and $318,688,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from the sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the nine months ended September 30, 1999, CCEP paid approximately $20,153,000 to CCIP as principal payments on the Master Loan. Approximately $153,000 was from cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement and the remaining $20,000,000 resulted from the receipt of net sale proceeds from 444 De Haro. There were no advances on the Master Loan for the nine months ended September 30, 1999 or 1998.

NOTE F _ YEAR 2000 COMPLIANCE

General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-IT Systems

The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. The Partnership is dependent upon the General Partner and its affiliates for management and administrative services ("Managing Agent"). Any of the computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Over the past two years, the Managing Agent has determined that it will be required to modify or replace significant portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Managing Agent presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 issue can be mitigated. However, if such modifications and replacements are not made, or not completed in time, the Year 2000 issue could have a material impact on the operations of the Partnership.

The Managing Agent's plan to resolve Year 2000 issues involves four phases: assessment, remediation, testing, and implementation. To date, the Managing Agent has fully completed its assessment of all the information systems that could be significantly affected by the Year 2000, and has begun the remediation, testing and implementation phases on both hardware and software systems. Assessments are continuing in regards to embedded systems. The status of each is detailed below.

Status of Progress in Becoming Year 2000 Compliant, Including Timetable for Completion of Each Remaining Phase

Computer Hardware:

During 1997 and 1998, the Managing Agent identified all of the computer systems at risk and formulated a plan to repair or replace each of the affected systems. In August 1998, the main computer system used by the Managing Agent became fully functional. In addition to the main computer system, PC-based network servers, routers and desktop PCs were analyzed for compliance. The Managing Agent has begun to replace each of the non-compliant network connections and desktop PCs and, as of September 30, 1999, had virtually completed this effort.

The total cost to the Managing Agent to replace the PC-based network servers, routers and desktop PCs is expected to be approximately $1.5 million of which $1.3 million has been incurred to date.

Computer Software:

The Managing Agent utilizes a combination of off-the-shelf, commercially available software programs as well as custom-written programs that are designed to fit specific needs. Both of these types of programs were studied, and implementation plans written and executed with the intent of repairing or replacing any non-compliant software programs.

In April 1999 the Managing Agent embarked on a data center consolidation project that unifies its core financial systems under its Year 2000 compliant system. The estimated completion date for this project is October 1999.

During 1998, the Managing agent began converting the existing property management and rent collection systems to its management properties Year 2000 compliant systems. The estimated additional costs to convert such systems at all properties, is $200,000, and the implementation and testing process was completed in June 1999.

The final software area is the office software and server operating systems. The Managing Agent has upgraded all non-compliant office software systems on each PC and has upgraded virtually all of the server operating systems.

Operating Equipment:

The Managing Agent has operating equipment, primarily at the property sites, which needed to be evaluated for Year 2000 compliance. In September 1997, the Managing Agent began taking a census and inventory of embedded systems (including those devices that use time to control systems and machines at specific properties, for example elevators, heating, ventilating, and air conditioning systems, security and alarm systems, etc.).

The Managing Agent has chosen to focus its attention mainly upon security systems, elevators, heating, ventilating and air conditioning systems, telephone systems and switches, and sprinkler systems. While this area is the most difficult to fully research adequately, management has not yet found any major non-compliance issues that put the Managing Agent at risk financially or operationally.

A pre-assessment of the properties by the Managing Agent has indicated virtually no Year 2000 issues. A complete, formal assessment of all the properties by the Managing Agent was virtually completed by September 30, 1999. Any operating equipment that is found non-compliant will be repaired or replaced.

The total cost incurred for all properties managed by the Managing Agent as of September 30, 1999 to replace or repair the operating equipment was approximately $75,000. The Managing Agent estimates the cost to replace or repair any remaining operating equipment is approximately $125,000.

The Managing Agent continues to have "awareness campaigns" throughout the organization designed to raise awareness and report any possible compliance issues regarding operating equipment within its enterprise.

Nature and Level of Importance of Third Parties and Their Exposure to the Year 2000

The Managing Agent has banking relationships with three major financial institutions, all of which have designated their compliance. The Managing Agent has updated data transmission standards with all of the financial institutions. All financial institutions have communicated that they are Year 2000 compliant and accordingly no accounts were required to be moved from the existing financial institutions.

The Partnership does not rely heavily on any single vendor for goods and services, and does not have significant suppliers and subcontractors who share information systems (external agent). To date, the Partnership is not aware of any external agent with a Year 2000 compliance issue that would materially impact the Partnership's results of operations, liquidity, or capital resources. However, the Partnership has no means of ensuring that external agents will be Year 2000 compliant.

The Managing Agent does not believe that the inability of external agents to complete their Year 2000 remediation process in a timely manner will have a material impact on the financial position or results of operations of the Partnership. However, the effect of non-compliance by external agents is not readily determinable.

Costs to Address Year 2000

The total cost of the Year 2000 project to the Managing Agent is estimated at $3.5 million and is being funded from operating cash flows. To date, the Managing Agent has incurred approximately $2.9 million ($0.7 million expenses and $2.2 million capitalized for new systems and equipment) related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.5 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.2 million relates to repair of hardware and software and will be expensed as incurred. The Partnership's portion of these costs are not material.

Risks Associated with the Year 2000

The Managing Agent believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Managing Agent has not yet completed all necessary phases of the Year 2000 program. In the event that the Managing Agent does not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios could include elevators, security and heating, ventilating and air conditioning systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change would be annoying to residents, it is not business critical.

In addition, disruptions in the economy generally resulting from Year 2000 issues could also adversely affect the Partnership. The Partnership could be subject to litigation for, among other things, computer system failures, equipment shutdowns or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

Contingency Plans Associated with the Year 2000

The Managing Agent has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and selecting new relationships for such activities as banking relationships and elevator operating systems.